

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 23, 2017

Michael J. Wortley
Executive Vice President and
Chief Financial Officer
Cheniere Energy Partners GP, LLC
700 Milam Street, Suite 1900
Houston, Texas 77002

      Re: **Cheniere Energy Partners, L.P.**
              Registration Statement on Form S-3
              Filed August 17, 2017
              File No. 333-220017

Dear Mr. Wortley:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at 202-551-2545 with any questions.

                                      Sincerely,

                                      /s/ Mara L. Ransom

                                      Mara L. Ransom
                                      Assistant Director
                                      Office of Consumer Products